

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2020

William Alessi
President and Chief Executive Officer
Good Hemp, Inc.
20311 Chartwell Center Drive, Suite 1469
Cornelius, NC 28031

      Re: Good Hemp, Inc.
           Registration Statement on Form S-1
           Filed September 23, 2020
           File No. 333-248986

Dear Mr. Alessi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed September 23, 2020

General

1.   There does not appear to be an existing established trading market for your securities. We note your common stock is quoted on the OTC Pink marketplace. Please note that an at-the-market resale offering under Rule 415 is not available for registrants quoted on the OTC Pink marketplace. Please revise your prospectus to disclose a fixed price at which the selling shareholders will offer and sell their shares until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX, or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions.

Risk Factors
Our ability to develop and commercialize hemp beverages and comply with laws and regulations governing cannabis..., page 8

2.   We note that you have entered into a joint venture agreement with Mr. Paul Hervey for the purpose of cultivating hemp. Please update your risk factor disclosure to reflect any risks or effects of the Agriculture Improvement Act of 2018 and state regulations related to the cultivation, processing, marketing and sale of hemp in connection with this joint venture.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Lance Brunson